June 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Coleman, Yolanda Guobadia, and Karl Hiller

Re: Responses to the Securities and Exchange Commission Staff Comments dated June 17, 2025, regarding Energy Fuels Inc. Form 10-K for the Fiscal Year ended December 31, 2024
 Filed February 26, 2025
 File No. 001-36204

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the June 17, 2025 letter regarding the above-referenced Form 10-K for the Fiscal Year ended December 31, 2024 (File No. 001-36204) (the "10-K") of Energy Fuels Inc. ("Energy Fuels", the "Company", "we," or "our,") filed with the SEC on February 26, 2025.

For your convenience, the Staff's comments are included below, and we have numbered our responses accordingly.

Our responses are as follows:

Form 10-K for the Fiscal Year ended December 31, 2024

Description of Properties, page 74

Staff Comment No. 1.

We note that you have included tabulations of mineral resources and reserves on pages 80, 83, 154, 155, 163, and 164, pertaining to the Toliara and Donald projects, which you indicate are based on JORC guidelines and do not conform to the U.S. requirements in Item 1300 of Regulation S-K.

However, the mineral property disclosures that you provide in the annual report must conform to Subpart 1300 of Regulation S-K, and disclosures of mineral resources and reserves must be supported by a technical report summary that conforms to the requirements in Item 601(b)(96) of Regulation S-K.

Please revise as necessary to adhere to these requirements; you may refer to Items 1301(b) and 1302(a)(1) and (b)(1) and (b)(2)(i) of Regulation S-K if you require further clarification or guidance pertaining to these requirements.

Energy Fuels' Response:

We acknowledge that, subject to Item 1304(h) of Regulation S-K, estimates of mineral resources or mineral reserves that are presented in a 10-K must comply with Subpart 1300.

We note that Item 1304(h) permits a registrant to include "one or more estimates of the quantity, grade, or metal or mineral content of a deposit or exploration results that a registrant has not verified as a current estimate of mineral resources, mineral reserves, or exploration results, and which was prepared before the registrant acquired, or entered into an agreement to acquire, an interest in the property that contains the deposit" (a "Non-Compliant Estimate") in a filing that "pertains to a merger, acquisition or business combination if the registrant is unable to update the estimate prior to the completion of the relevant transaction".  In that event, the registrant must disclose the source and date of the Non-Compliant Estimate, and state that a qualified person has not done sufficient work to classify the Non-Compliant Estimate as a current estimate of mineral resources, mineral reserves or exploration results and that the registrant is not treating the Non-Compliant Estimate as a current estimate of mineral resources, mineral reserves or exploration results.

We understand that the Staff has provided verbal guidance, including to our counsel prior to our filing of the 10-K, to the effect that a registrant may rely on Item 1304(h) for filings that pertain directly to an acquisition, as well as other filings following the completion of the acquisition, if the registrant has been making reasonable efforts to update the Non-Compliant Estimate but has not been able to update the estimate prior to the relevant filing.

The Company acquired the Toliara Project on October 2, 2024, through its acquisition of Base Resources. The Company acquired its initial interest in the Donald Project on September 25, 2024, when the Donald Project JV was established and the Company earned an initial 3.21% interest in the Donald Project through a joint venture agreement.  For purposes of this response, each of the Toliara Project and the Donald Project is referred to as an "Acquired Project", and collectively they are referred to as the "Acquired Projects").

At the time that the Company acquired each Acquired Project, each Acquired Project had a JORC feasibility study containing estimates of the Acquired Project's mineral resources and mineral estimates. In addition, the Toliara Project had a JORC pre-feasibility study detailing the mineral estimates associated with monazite along with the economics of producing monazite as a saleable product for the Project. In each case, the study was prepared by a third party, without the Company's involvement, and was commissioned and completed prior to the Company acquiring any interest in, or entering into any agreement contemplating its acquisition of any interest in, the relevant Acquired Project.

Since the acquisition of the Acquired Projects, the Company has been working toward updating and revising the feasibility studies to publish a Subpart 1300 technical report summary for each Acquired Project.  The Company was not able to complete such studies by the filing date of the 10-K, which was only five months after the Company's acquisition of its initial interest in the Donald Project, and less than five months after its acquisition of the Toliara Project.  Accordingly, we presented in the 10-K the pre-existing and previously published Non-Compliant Estimates from the JORC feasibility studies in reliance upon Item 1304(h) of Regulation S-K.  In presenting such disclosure, we disclosed the source and date of the Non-Compliant Estimates, that a qualified person had not done sufficient work to classify the Non-Compliant Estimates as a current estimate of mineral resources or mineral reserves, and that the Company was not treating the Non-Compliant Estimates as a current estimate of mineral resources or mineral reserves.  Further, we noted that each Acquired Project had no mineral resources or mineral reserves for purposes of Subpart 1300 of Regulation S-K and, accordingly, each was an exploration stage property for purposes of Subpart 1300.

The process of updating the feasibility studies for both the Acquired Projects remains ongoing. The Company currently anticipates that the Subpart 1300 compliant report for the Toliara Project will be completed in the third quarter of 2025, and the Subpart 1300 compliant report for the Donald Project will be completed in the second half of 2025. The Company intends to update the market when each updated report is completed, and to use these reports and their updated, Subpart 1300 compliant estimates as the basis for disclosures in the Company's Form 10-K for the fiscal year ending December 31, 2025 (the "Next 10-K"). The Company will not present any Non-Compliant Estimates for the Acquired Projects in the Next 10-K.

Management's Discussion and Analysis Operations Update and Outlook for 2025, page 187

Staff Comment No. 2.

We note your disclosure on page 20 regarding the Kwale mining operation acquired along with Base Resources Limited during the fourth quarter of 2024, explaining that mining concluded as the ore reserves were depleted by the end of the year, while specifying the related quantities of ilmenite, rutile, and zircon that were sold and which generated $39.87 million in revenues during the fourth quarter (which exceeded total revenues for first nine months of the year, prior to the acquisition). You also indicate that processing concluded in January 2025, and that all remaining product stockpiles are expected to be sold during the first quarter of 2025.

However, we see that you have comparatively limited disclosure in the last paragraph on page 188, in terms of revenue details, and do not mention the non-recurring nature of these revenues in your discussion and analysis of consolidated or segment revenues on pages 196 and 200. We also see that you have similarly limited your discussion and analysis of revenues in the first quarter interim report, and in disclosures pertaining to the heavy mineral sands segment on page 42, under the heading Sales Update and Outlook for 2025, where you mention the quantities of minerals sold and revenues, which represented about 92% of the total for the period, though also without providing commentary on the outlook or non-recurring nature of this activity.

Item 303(a) and (b) of Regulation S-K require that you focus on matters that are "reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." For example, this would include providing "descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely...to have a material impact on future operations," which would generally encompass the cessation of a material revenue generating activity. When financial statements reflect material changes in one or more line items, and when there are material offsetting changes within a line item, these also require that you "describe the underlying reasons for such changes in quantitative and qualitative terms."

Please modify your discussion and analysis of revenues as necessary to adhere to these requirements; the extent to which revenues are derived from recurring and nonrecurring sources, along with the reasons for the irregularity that has been characteristic of your revenue sources, should be apparent from these disclosures.

Energy Fuels' Response:

We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, the Company will include appropriate additional disclosures regarding revenue derived from recurring and non-recurring sources, along with the reasons for the irregularity of the revenue sources. To illustrate, below is an example of how we are planning to disclose such impacts in our upcoming filings (revisions to our disclosure currently on pg. 43 of our Form 10-Q for the quarterly period ended March 31, 2025 are underlined):

"The Company's finished HMS products to date were mined from its Kwale Project, which the Company acquired from Base Resources on October 2, 2024. Mining at the Kwale Project commenced in 2013 and concluded at the end of December 2024 with the lower grade HMS produced at the end of the Kwale mine life. Processing activities concluded in early January 2025, and the sale of the remaining product stockpiles was substantially completed during the first quarter of 2025. As the lower grade HMS are more costly to produce, the Company did not realize a gross profit related to its HMS sales during the first quarter of 2025.

During the three months ended March 31, 2025, the Company sold 12,852 tonnes of ilmenite, 6,836 tonnes of rutile and 1,429 tonnes of zircon and low-grade products for total sales of $15.54 million.

The Company expects approximately $0.25 million to $0.30 million of HMS sales during the second quarter of 2025. The Company does not expect further HMS sales during the second half of 2025 or until such time its other HMS properties are in production, if at all."

Known Trends or Uncertainties, page 195

Staff Comment No. 3

We note your disclosure explaining that you are not aware of any trends or uncertainties that have had, or that are reasonably likely to have, a material impact on revenues or income except for several matters, which appear to be generally external to the company, including activity in uranium markets, U.S. government laws and programs, and mineral price volatility, though also including an uncertainty about initiatives the company may undertake which may or may not be successful.

Given the significance of the temporary financial activity associated with your recent acquisition, in relation to that of your uranium mining operations, the disclosures that you provide under this heading do not appear to be sufficiently responsive to Item 303(b)(2)(i) and (ii) of Regulation S-K, as to the requirements to describe unusual or infrequent events or transactions, and significant economic changes that materially affected the amount of reported income from continuing operations, including known trends or uncertainties that have had, or that are reasonably likely to have, a material impact on revenues or income from continuing operations.

Please expand your disclosures to provide appropriate quantification and clarification in this regard; also refer to Sections III.B.3 and 4 of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350; 34-48960; FR-72), pertaining to the discussion and analysis of known trends, demands, commitments, events and uncertainties, which relates to disclosures required under Item 303 of Regulation S-K, regarding the objective of providing information about the quality and potential variability of earnings and cash flow, along with the underlying reasons, implications, interrelationships, and relative significance of associated matters, so that readers can ascertain the likelihood that past performance is indicative of future performance.

You may view the aforementioned guidance at the following address:

https://www.sec.gov/rules-regulations/2003/12/commission-guidance-regardingmanagements-

discussion-analysis-financial-condition-results-operations

Energy Fuels' Response:

We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, the Company will include appropriate additional disclosures regarding temporary financial activity or other material known trends, demands, commitments, events and uncertainties, as applicable. To illustrate, below is an example of how we are planning to disclose such impacts in our upcoming filings (revisions to our disclosure currently on pgs. 50-51 of our Form 10-Q for the quarterly period ended March 31, 2025 are underlined):

"The Company has had negative net cash flows from operating activities and net losses in previous years and in the current year, in part due to depressed uranium and vanadium prices, along with low quantities of monazite to process into salable RE Carbonate or separated NdPr, which has not allowed the Company to realize economies of scale.

We are not aware at this time of any trends or uncertainties that have had or are reasonably likely to have a material impact on revenues, ~~or~~ income or cash flows of the Company, other than: (i) recent activity in uranium markets, which has resulted in: (a) the Company entering into four long-term uranium supply agreements, with approximately 220,000 pounds of deliveries in 2025 and approximately 510,000 pounds of deliveries per year starting in 2026 through 2030; (b) the Company commencing mining at three of its uranium mines (Pinyon Plain, La Sal and Pandora); and (c) the Company selling uranium inventories and mined uranium production into its long-term contracts, and potentially on the spot market, thereby generating significant revenues and expected gross margins; (ii) non-recurring revenues and costs of sales during the fourth quarter of 2024 through the beginning of the second quarter of 2025 from HMS produced at our Kwale Project, which ceased production at the end of 2024 and is currently in reclamation; (iii) U.S. government laws and programs, including the recent tariffs enacted by President Donald Trump and retaliatory tariffs proposed by other countries, which could result in changes in the cost of production of various of the Company's products and also in changes in demand and prices received for the Company's sale of its products, depending on how such tariff and other trade activities settle out, which could result in the development of commercial markets for "heavy" REEs that did not previously exist in the U.S. and U.S. government support for critical minerals, including uranium, production; (iv) volatility in prices of uranium, vanadium, HMS, REEs and our other primary metals; and (v) the Company's HMS, REE and TAT radioisotope initiatives, which, if successful, could result in improved results from operations in future years. We are not aware at this time of any events that are reasonably likely to cause a material change in the relationship between costs and revenue of the Company."

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Thank you for your review of the filing. If you should have any questions regarding this response letter or desire any additional information, please do not hesitate to contact the undersigned at 303-974-2174.

Sincerely, Energy Fuels Inc.

/s/ Nathan Bennett
Nathan R. Bennett Chief Financial Officer